UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

 (Amendment No. 4)

TDH HOLDINGS, INC.

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G87084110

(CUSIP Number)

Dandan Liu

2521 Tiejueshan Road, Huangdao District, Qingdao,

Shandong Province, People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G87084 1110

1.	Names of Reporting Person: Dandan Liu
I.R.S. Identification Nos. of above persons (entities only):
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐ (b) ☐
3.	SEC Use Only:

4.	Source of Funds (See Instruction):
PF
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or (e): ☐

6.	Citizenship or Place of Organization:
The People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power: 1,354,697
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: 1,354,697
	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person:
1,354,697
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11):
13.1%
14.	Type of Reporting Person (See Instructions):
IN

EXPLANATORY NOTE

This Statement on Schedule 13D/A (this “Statement”) is being filed because on July 26, 2022, TDH Holdings, Inc., a company organized under the laws of the British Virgin Islands (the “Company”) and certain investors entered into a securities purchase agreement and an aggregate of 4,000,000 common shares were purchased by the investors and issued by the Company. Accordingly, the reporting person, Dandan Liu’s beneficial ownership in the Company decreased, despite not acquiring or disposing of any of the Company’s common shares.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the common shares, par value $0.02 per share, of the Company, whose principal office is located at 2521 Tiejueshan Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China

ITEM 2. IDENTITY AND BACKGROUND

(a)	Name of Persons filing this Statement:

Dandan Liu

(b)	Residence or Business Address:

Ms. Liu’s business address is:

2521 Tiejueshan Road, Huangdao District, Qingdao,

Shandong Province, People’s Republic of China

(c)	Present Principal Occupation and Employment:

Ms. Liu’s principal occupation is Chair and CEO of the Company.

(d)	and (e) Criminal Convictions and Civil Proceedings:

Ms. Liu has not been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	State of Incorporation/Organization/Citizenship:

The People’s Republic of China

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On September 27, 2019, Ms. Liu purchased 1,001,321 (adjusted for the Company’s 20-1 reverse stock split) common shares of the Company for the purchase price of $7,510,000.

ITEM 4. PURPOSE OF TRANSACTION

Ms. Liu acquired the common shares from the Company for investment purposes. Ms. Liu expects to evaluate, on an ongoing basis, the Company’s financial condition and prospects and its interests in, and intentions with respect to, the Company and the investment in the securities of the Company, which review may be based on various factors, including but not limited to the Company’s business and financial condition, results of operation and prospects, general economic and industry conditions, the securities markets in general. Accordingly, Ms. Liu reserves the right to change her intentions, as she deems appropriate, at any time. In particular, Ms. Liu may, from time to time, in the open market, through privately negotiated transactions or otherwise, increase her holdings in the Company or dispose of all or a portion of the securities of the Company that she now owns or may hereafter acquire.

Other than as expressly set forth in this Item 4 or below, Ms. Liu has no plans or proposals as of the date of this filing which relate to, or would result in, any of the actions enumerated in Item 4 of the instructions to this Statement. Ms. Liu may, however, adopt in the future such plans or proposals subject to compliance with applicable regulatory requirements.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)	Ms. Liu beneficially owns 1,354,697 common shares, representing 13.1% of the outstanding common shares of the Company (based upon 10,323,268 common shares outstanding as of the date of this filing).

(b)	Ms. Liu has the sole power to vote or direct the vote and the sole power to dispose or direct the disposition of the 1,354,697 common shares.

(c)	The following table sets forth the transactions of commons shares that were effected during the past sixty days by Ms. Liu.

None.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Liu and any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the occurrence of which would give another person voting or investment power over the securities.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2022	/s/ Dandan Liu
Name: Dandan Liu

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